Filed Pursuant to Rule 433
Registration No. 333-158385
July 5, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009
and Prospectus Supplement dated April 9, 2009)



Structured Investments

HSBC USA Inc.

$

Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due January 11, 2013 (the "Notes")

General

- Terms used in this free writing prospectus are described or defined herein, in the prospectus supplement and in the prospectus. The Notes offered will have the terms described in the prospectus supplement and prospectus. **You may lose up to 5% of your initial investment.**
- This free writing prospectus relates to a single Note offering. The purchaser of a Note will acquire a security linked to the Basket described below.
- Although the offering relates to a Basket, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or any Basket Currency or as to the suitability of an investment in the related Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing January 11, 2013.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the prospectus supplement and prospectus, the terms set forth below will supersede.**

Key Terms

Issuer: HSBC USA Inc.

Issuer Rating: AA- (S&P), A1 (Moody's), AA (Fitch)*

Basket: The Notes are linked to an equally weighted basket consisting of four currencies (each a "Reference Currency," and together, the "Reference Currencies") that measures the performance of such currencies relative to the U.S. Dollar.

Basket Currency	Fixing Source	Initial Spot Rate	Basket Currency Performance Weighting
Brazilian Real ("USDBRL")	BRL PTAX at Reuters Page BRFR		1/4
Russian Ruble ("USDRUB")	RUB CME-EMTA Reuters Page EMTA		1/4
Indian Rupee ("USDINR")	INR RBIB at Reuters Page RBIB		1/4
Chinese Renminbi (Yuan) ("USDCNY")	CNY SAEC at Reuters Page SAEC		1/4

Principal Amount: $1,000 per Note.

Trade Date: July 8, 2011

Pricing Date: July 8, 2011

Original Issue Date: July 13, 2011

Final Valuation Date: January 8, 2013, subject to adjustment as described herein.

Maturity Date: 3 business days after the Final Valuation Date and is expected to be January 11, 2013. The Maturity Date is subject to further adjustment as described under "Market Disruption Events" herein.

Payment at Maturity: If the Basket Return is positive, you will receive a cash payment per $1,000 Principal Amount of Notes equal to:
$1,000 + ($1,000 × Basket Return × Upside Participation Rate).
If the Basket Return is zero or negative, you will receive a cash payment per $1,000 Principal Amount of Notes equal to the greater of:
$950; or
$1,000 + ($1,000 × Basket Return).
If the Basket Return is zero or negative, you may lose up to 5% of your investment.

Upside Participation Rate: At least 170%, to be determined on the Pricing Date.

Basket Return: The performance of the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows:
$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level: 100

Final Basket Level: The Final Basket Level will be calculated as follows:
$$100 \times [1 + (\text{BRL Return} \times 1/4) + (\text{RUB Return} \times 1/4) + (\text{INR Return} \times 1/4) + (\text{CNY Return} \times 1/4)]$$
The BRL Return, RUB Return, INR Return and CNY Return refer to the Currency Performance for the Brazilian Real, the Russian Ruble, the Indian Rupee and the Chinese Renminbi (Yuan), respectively, relative to the USD over the term of the Notes.

Currency Performance: With respect to each Basket Currency, the performance of the relevant Basket Currency from the Initial Spot Rate to the Final Spot Rate, relative to the Initial Spot Rate, calculated as follows:
$$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$

Spot Rate: For each Basket Currency, the spot exchange rate for such currency against the U.S. Dollar, as determined by the Calculation Agent by reference to the Spot Rate definitions set forth in this free writing prospectus under "Spot Rates." The Spot Rate for each Basket Currency is expressed as units of the respective currency per one U.S. Dollar. The Spot Rates are subject to the provisions set forth under "Market Disruption Events" in this free writing prospectus.

Initial Spot Rate: For each Basket Currency, the Spot Rate as determined by the Calculation Agent in its sole discretion on the Pricing Date.

Final Spot Rate: For each Basket Currency, the Spot Rate as determined by the Calculation Agent in its sole discretion on the Final Valuation Date.

Calculation Agent: HSBC USA Inc. or one of its affiliates.

CUSIP/ISIN: 4042K1KK8 /

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" on page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC. HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 12 of this free writing prospectus.

We have appointed J.P. Morgan Securities LLC as placement agent for the sale of the Notes. J.P. Morgan Securities LLC will offer the Notes to investors directly or through other registered broker-dealers.

	Price to Public[1]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$12.50	$987.50
Total	$	$	$

[1] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $987.50 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
July 5, 2011

Additional Terms Specific to the Notes

This free writing prospectus relates to a single Note offering linked to the Basket identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Basket. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the Note offering relates only to the Basket identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or any Basket Currency or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this free writing prospectus and "Risk Factors" on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Basket Return by the Upside Participation Rate of at least 170%, to be determined on the Pricing Date. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **PARTIAL PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 95% of the Principal Amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Basket, subject to the credit risk of HSBC USA Inc. You should be willing to lose up to 5% of your initial investment. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** – The return on the Notes is linked to the performance of a basket of four currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, and will enable you to participate on a leveraged basis in any appreciation of the Basket Currencies relative to the U.S. Dollar during the term of the Notes. **Accordingly, the value of the Basket increases if the Basket Currencies appreciate in value relative to the U.S. Dollar.** The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian Real, the Russian Ruble, the Indian Rupee and the Chinese Renminbi (Yuan).

- **TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** – You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments", in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 0.65% per annum (compounded annually). Further, based upon the method described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,009.77 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2011	$3.05
2012	$6.52
2013	$0.20

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket or any Basket Currency. These risks are explained in more detail in the "Risk Factors" section of the accompanying prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The Notes do not guarantee the full return of your investment. The return on the Notes at maturity is linked to the performance of the Basket Currencies, as adjusted by the exchange rate of the respective Basket Currency with respect to the U.S. Dollar, and will depend on whether, and the extent to which, the Basket Return is positive or negative. You may lose up to 5% of your initial investment.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** – The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **CHANGES IN THE LEVELS OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER** — Movements in the level of the Basket Currencies, as adjusted by the exchange rate with respect to the U.S. Dollar, may not correlate with each other. At a time when the level of one or more of the Basket Currencies, relative to the U.S. Dollar, increases, the level of the other Basket Currencies, relative to the U.S. Dollar, may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Currencies, relative to the U.S. Dollar, may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Currencies, relative to the U.S. Dollar.

- **SUITABILITY OF NOTES FOR INVESTMENT** – A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in this free writing prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES** – You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Return is based on the Currency Performances for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances. As such, the Currency Performance of each Basket Currency may be materially different from the return on a direct investment in the respective Basket Currency.

- **CURRENCY MARKETS MAY BE VOLATILE** – Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Basket Currencies on the Pricing Date or the Final Valuation Date, and therefore, the value of your Notes.

- **LEGAL AND REGULATORY RISKS** – Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the Notes.

- **IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED** – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your Notes. Limited liquidity relating to the Basket Currencies may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Currency Performances using its normal means. The resulting discretion by the Calculation Agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

- **WE HAVE NO CONTROL OVER EXCHANGE RATES BETWEEN THE BASKET CURRENCIES AND THE U.S. DOLLAR** – Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the Notes which are affected by the exchange rate between the Basket Currencies and the U.S. Dollar.

- **THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES** – Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. Generally, the Calculation Agent will calculate the Basket Return by multiplying the Currency Performance for each Basket Currency by its respective weighting and then taking the sum of the weighted Currency Performances, as described above. The Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Return may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the Notes before moving to an unfavorable level on the Final Valuation Date.

- **THE NOTES ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** – All of the Reference Currencies are the currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Reference Currencies, and, consequently, the return on the Notes.

- **THE EXCHANGE RATE OF THE CHINESE RENMINBI (YUAN) IS CURRENTLY MANAGED BY THE CHINESE GOVERNMENT** – The U.S. Dollar/Chinese Renminbi (Yuan) exchange rate is managed by the Chinese government to float within a narrow band with reference to a basket of currencies and is based on a daily poll of onshore market dealers and other undisclosed factors. The People's Bank of China, the monetary authority in China, may also use a variety of techniques, such as imposition of regulatory controls or taxes, to affect the U.S. Dollar/Chinese Renminbi (Yuan) exchange rate. The People's Bank has stated that it will make adjustments of the Chinese Renminbi (Yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation. In the future, the Chinese government may also issue a new currency to replace its existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of the Chinese Renminbi (Yuan) in ways that may be adverse to your interests.

  The Chinese government continues to manage the valuation of the Chinese Renminbi (Yuan), and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the CNY Spot Rate. If the exchange rate of the Chinese Renminbi (Yuan) remains static, it will limit your potential return on the securities. However, changes in the Chinese government's management of the Chinese Renminbi (Yuan) could result in a more significant movement in the U.S. Dollar/Chinese Renminbi (Yuan) exchange rate. A decrease in the value of the Chinese Renminbi (Yuan), whether as a result of a change in the government's management of the currency or for other reasons, could result in a change in the Spot Rate.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the Notes. The relative values of the U.S. Dollar and each of the Basket Currencies are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:
    - existing and expected rates of inflation;
    - existing and expected interest rate levels;

- the balance of payments in the United States and the countries underlying the Basket Currencies between each country and its major trading partners; and

- the extent of governmental surplus or deficit in the United States and the countries underlying the Basket Currencies.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, the countries underlying the Basket Currencies, and those of other countries important to international trade and finance.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **NO INTEREST PAYMENTS** – As a holder of the Notes, you will not receive interest payments.

- **PRICE PRIOR TO MATURITY** — The market price of your Notes will be influenced by many factors including volatilities, the time remaining to maturity of the Notes, interest rates, geopolitical conditions, the exchange rate or volatility of the exchange rate between the Basket Currencies and the U.S. Dollar, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

- **THE NOTES LACK LIQUIDITY** – The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Basket and the value of the Notes.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS, OR RECOMMENDATIONS BY HSBC AND J.P. MORGAN SECURITIES LLC** – HSBC, J.P. Morgan Securities LLC and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Basket Currencies to which the Notes are linked.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of the Issuer, and in the event that we are unable to pay our obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES** – It is impossible to predict whether any of the spot rates for the Basket Currencies will rise or fall. The Basket Currencies will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** – The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the

Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Basket Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Basket Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the Calculation Agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket Currencies on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the Basket Currencies and the U.S. Dollar;

    - the time to maturity of the Notes;

    - interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. Dollar;

    - a variety of economic, financial, political, regulatory or judicial events;

    - the exchange rates and volatility of the exchange rates between each Basket Currency and the U.S. Dollar; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Payment at Maturity on the Notes Assuming a Range of Performances for the Basket?

The following table illustrates the hypothetical Payment at Maturity on the Notes. The "Total Return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Initial Basket Level of 100 and assume an Upside Participation Rate of 170%. The actual Upside Participation Rate will be determined on the Pricing Date and will be at least 170%. The hypothetical payments at maturity and total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Payment at Maturity	Hypothetical Total Return
35.00%	$1,595.00	59.50%
30.00%	$1,510.00	51.00%
25.00%	$1,425.00	42.50%
20.00%	$1,340.00	34.00%
15.00%	$1,255.00	25.50%
10.00%	$1,170.00	17.00%
5.00%	$1,085.00	8.50%
0.00%	$1,000.00	0.00%
-1.00%	$990.00	-1.00%
-2.50%	$975.00	-2.50%
-5.00%	$950.00	-5.00%
-10.00%	$950.00	-5.00%
-20.00%	$950.00	-5.00%
-30.00%	$950.00	-5.00%
-40.00%	$950.00	-5.00%
-50.00%	$950.00	-5.00%
-60.00%	$950.00	-5.00%
-70.00%	$950.00	-5.00%
-80.00%	$950.00	-5.00%
-90.00%	$950.00	-5.00%

Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: **The level of the Basket increases by 20% from the Initial Basket Level of 100 to a Final Basket Level of 120.** Because the Basket Return is positive, the Basket Return of 20% is multiplied by the hypothetical Upside Participation Rate of 170% for a total return of 34% on the Notes. The investor receives a Payment at Maturity of $1,340.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 20\% \times 170\%) = \$1,340.00$$

Example 2: **The level of the Basket decreases by 2.50% from the Initial Basket Level of 100 to a Final Basket Level of 97.5.** Because the Basket Return is negative, the investor receives a Payment at Maturity of $975.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times -2.50\%) = \$975.00$$

Example 3: The level of the Basket decreases by 20% from the Initial Basket Level of 100 to a Final Basket Level of 80. Because the Basket Return is negative and the level of the Basket has decreased by more than 5%, the investor benefits from the limited protection against loss and receives a total return of -5% on the Notes. The investor receives a Payment at Maturity of $950.00 per $1,000 Principal Amount of Notes.

Example 4: The level of the Basket remains constant from the Initial Basket Level of 100 to a Final Basket Level of 100. Because the Basket Return is zero, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 0\%) = \$1,000.00$$

Historical Information

The following first four graphs set forth the historical performance of each Basket Currency based on exchange rates of such Basket Currencies relative to the U.S. Dollar from July 3, 2006 through July 1, 2011. The USDBRL exchange rate on July 1, 2011 was 1.5560. The USDRUB exchange rate on July 1, 2011 was 27.8175. The USDINR exchange rate on July 1, 2011 was 44.5825. The USDCNY exchange rate on July 1, 2011 was 6.4650. We obtained the exchange rates below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return.

The last graph below shows the daily performance of the Basket from July 3, 2006 through July 1, 2011, assuming that the Basket Closing level on July 3, 2006 was 100, that each Basket Currency had a ¼ weight in the Basket on that date and that the historical exchange rates of each Basket Currency on the relevant dates were the Spot Rates on such dates.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rates on the Final Valuation Date. We cannot give you assurance that the performance of the Basket Currencies will result in the return of more than 95% of your initial investment. The closing exchange rates and historical daily Basket performance data in the graphs below were the rates reported by Bloomberg Professional Service and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies that would be derived from the applicable Reuters page.

Historical Performance of the Brazilian Real
(expressed as the number of Brazilian Real per U.S. dollar)



Historical Performance of the Russian Ruble
(expressed as the number of Russian Rubles per U.S. dollar)



Historical Performance of the Indian Rupee
(expressed as the number of Indian Rupees per U.S. dollar)



Historical Performance of the Chinese Renminbi
(expressed as the number of Chinese Renminbi per U.S. dollar)



Historical Basket Performance



Spot Rates

The Spot Rate for the Brazilian Real on each date of calculation will be the U.S. Dollar/Brazilian Real offered rate for U.S. Dollars, expressed as the amount of Brazilian Reals per one U.S. Dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacoes para Contabilidade" or Rates for Accounting Purposes), by approximately 6:00 p.m., Sao Paolo time, on such date of calculation, which appears on Reuters Page "BRFR" or any successor page on Reuters or any successor service, on such date of calculation.

The Spot Rate for the Russian Ruble on each date of calculation will be the U.S. Dollar/Russian Ruble specified rate, expressed as the amount of Russian Rubles per one U.S. Dollar, for settlement in one business day, calculated by the Chicago Mercantile Exchange ("CME") and as published on CME's website, which appears on the Reuters Screen EMTA Page or any successor page on Reuters or any successor service, as applicable, at approximately 1:30 p.m., Moscow Time, on such date of calculation. The Spot Rate shall be calculated by the CME pursuant to the Chicago Mercantile Exchange/EMTA, Inc. Daily Russian Ruble Per U.S. Dollar Reference Rate Methodology (which means a methodology, effective as of June 16, 2005, as amended from time to time, for a centralized industry-wide survey of financial institutions in Russia that are active participants in the U.S. Dollar/Russian Ruble spot market for the purpose of determining the RUB/CME-EMTA Rate).

The Spot Rate for the Indian Rupee on each date of calculation will be the U.S. Dollar/Indian Rupee reference rate, expressed as the amount of Indian Rupees per one U.S. Dollar, for settlement in two business days, as reported by the Reserve Bank of India, which appears on the Reuters Screen RBIB Page or any successor page on Reuters or any successor service, as applicable, at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

The Spot Rate for the Chinese Renminbi (Yuan) on each date of calculation will be the U.S. Dollar/Chinese Renminbi official fixing rate, expressed as the amount of Chinese Renminbi per one U.S. Dollar, for settlement in two business days, as reported by the People's Bank of China, Beijing, People's Republic of China, which appears on the Reuters Screen SAEC Page or any successor page on Reuters or any successor service, as applicable, opposite the symbol "USDCNY=" at approximately 9:15 a.m., Beijing time, on such date of calculation.

If any of the foregoing Spot Rates is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate for such Basket Currency shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner.

Market Disruption Events

The Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining such value or amount in the ordinary manner on such date, the Calculation Agent may determine such value or amount in good faith and in a commercially reasonable manner on such date or, in the discretion of the Calculation Agent, the Final Valuation Date, and Maturity Date may be postponed for up to five scheduled trading days, each of which may adversely affect the return on your Notes. If the Final Valuation Date has been postponed for five consecutive scheduled trading days, then that fifth scheduled trading day will be the Final Valuation Date and the Calculation Agent will determine the value of such Basket Currency or Basket Currencies using the formula for and method of determining such value which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Basket Level (including each Final Spot Rate). The accelerated Maturity Date will be the third business day following the accelerated Final Valuation Date (including each Final Spot Rate).

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee that will not exceed $12.50 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.